COHEN & STEERS REAL ESTATE OPPORTUNITIES AND INCOME FUND

280 Park Avenue, 10th Floor

New York, New York 10017

January 13, 2022

VIA EDGAR

Ms. Christina Fettig

Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Cohen & Steers Real Estate Opportunities and Income Fund

Registration Statement on Form N-2

File Numbers: 333-258180; 811-23720

Dear Ms. Fettig:

Thank you for your oral comments provided on November 9, 2021 and December 13, 2021 regarding your review of the registration statement on Form N-2 for the Cohen & Steers Real Estate Opportunities and Income Fund (the “Fund”). Your oral comments are summarized below to the best of our understanding, followed by the Fund’s responses.

1.

Comment: Regarding your recent letter to the Staff dated October 15, 2021 (the “Response Letter”), in response 9, you stated “because the Fund will primarily control the REIT Subsidiary …. it expects that it will consolidate the financial statements of the REIT Subsidiary with those of the Fund.” Please modify your response to state that the Fund will consolidate.

Response: To the extent the Fund will have a REIT Subsidiary because the Fund will primarily control the REIT Subsidiary and conduct a portion of its investment activities through the REIT Subsidiary, the financial statements of the REIT Subsidiary will be consolidated with those of the Fund.

2.

Comment: In response 11 of the Response Letter, you reference an “operating partner” and the fact that the operating partner, and not the Fund, is expected to primarily control each joint venture. Please explain whether the operating partner will in any way be affiliated with the Fund.

Response: To the extent the Fund invests in a real estate joint venture with an operating partner, such operating partners will be third-party real estate companies that are not affiliated with the Fund or with Cohen & Steers Capital Management, Inc., the Fund’s Investment Manager.

3.

Comment: On page 128 of the Fund’s most recent registration statement, you state that “[t]he operating partner will be responsible (subject to oversight by the Investment Manager) for maintaining the joint venture’s official books and records.” Please explain how this relates to who has control of the joint venture.

Response: To the extent the Fund enters into any joint venture, the operating partner will be responsible for maintaining the joint venture’s official books and records, reflecting the fact that the operating partner, and not the Investment Manager, will primarily control the joint venture and be responsible for the day-to-day management and operations of the joint venture.

4.	Comment: Please confirm that the joint venture investments will be marked as affiliated or controlled in the Fund’s financial statements.

Response: To the extent there are any joint venture investments, the Fund confirms that such joint venture investments will be marked as affiliated or controlled in the Fund’s financial statements, as applicable.

5.	Comment: Please confirm that you will evaluate the joint venture investments for significant unconsolidated subsidiary disclosure.

Response: To the extent there are any joint venture investments, the Fund confirms that it will evaluate unconsolidated joint venture investments utilizing the “Significant Subsidiary” test in Rule 1-02(w) of Regulation S-X when assessing if summarized financial information or separate financial statements of unconsolidated joint venture investments are required to be included in the Fund’s financial statements pursuant to Rule 3-09 and Rule 4-08(g) of Regulation S-X.

6.

Comment: There is guidance from the AICPA’s May 20, 2014 expert panel meeting that addresses additional disclosures that the SEC typically asks for relating to joint ventures. Such guidance asks for (i) a schedule of investments of the joint venture that complies with Article 12 of Regulation S-X, and (ii) summarized financial information about the joint venture. In such expert panel minutes, the SEC has taken the position that even if a registrant has not met the 10% threshold described in Sections 3-09 or 4-08(g) of Regulation S-X, such registrant must comply with the disclosure requirements of Sections 3-09 or 4-08(g) of Regulation S-X for transparency purposes. Accordingly, please confirm that such information will be included in the Fund’s financial statements.

Response: To the extent there are any joint venture investments, the Fund will include the requested summarized financial information for a joint venture and, if necessary, for a more meaningful presentation, a brief narrative of the business and operations of each unconsolidated joint venture investment for the Fund.

7.

Comment: The Fund’s most recent registration statement makes reference to the expenses of the joint venture. Please explain how such expenses will be presented in the fee table for the Fund; will such expenses appear in the acquired fund fees and expenses line? Earlier in 2021, there was a registrant, KKR Real Estate Select Trust, Investment Company Act file number 811-23575 (“KREST”). KREST’s fee table had a line item for property level expenses. Please review KREST’s filing and let us know if the Fund will have similar type expenses.

Response: The Fund respectfully submits that it would not include the expenses of its real estate joint ventures (if any) in a separate line item to the fee table for the Fund. Similar to KREST, the Fund believes that any real estate joint ventures in which the Fund would invest, which would invest in operating real estate rather than securities, would not fall under the definition of “acquired fund” as defined in Item 3 of Form N-2 because they will not be “investment companies” under Section 3(a) of the Investment Company Act. However, even if a joint venture meets the definition of “investment company” under Section 3(a) of the “Investment Company Act,” the joint venture is expected to be excepted from such definition by Section 3(c)(5)(C) of the Investment Company Act, not Sections 3(c)(1) or 3(c)(7). The Fund acknowledges that if a joint venture is an “acquired fund” for purposes of Item 3 of Form N-2, it will comply with the disclosure requirements for “acquired fund fees and expenses.” Although the Fund does not believe it is required, for the reasons explained above, in the event that the Fund makes joint venture investments, the Fund will include a footnote to its fee table along the lines of the following: “To the extent the Fund incurs fees and expenses related to property management by its consolidated subsidiaries, it will include such fees and expenses here or in a separate line item to this fee table.”

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Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9391.

Very truly yours,

/s/ Albert Laskaj

Albert Laskaj
Treasurer and Chief Financial Officer

cc:	Dana DeVivo, Cohen & Steers

Adam Derechin, Cohen & Steers

James Giallanza, Cohen & Steers

Michael Doherty, Ropes & Gray LLP